Exhibit 99.1

ASX ANNOUNCEMENT

20 July 2011

Market Update

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) wishes to provide the following update to the market regarding its present suspension from trading and proposed capital raising.

Before the formal request for a trading halt in the Company’s shares (12 July 2011 AEST), Genetic Technologies had been in the process of reviewing its capital management program and planned to conduct an equity capital raising.  Prior to proceeding with that capital raising, the Company experienced a significant rise in its share price.

In response to a query from both the NASDAQ and ASX on 12 July 2011 regarding the price rise, the Company requested a trading halt in its shares in order to allow sufficient time to conduct the capital raising process and ensure an orderly market.  At the expiration of the trading halt period, the Company was still in the process of formalising the capital raising structure and, accordingly, a voluntary suspension of trading in its shares was sought on 14 July 2011 to enable the Company to conclude its discussions concerning the proposed capital raising.

Genetic Technologies now expects that the capital raising will be finalised on 22 July 2011 (AEST), when a further announcement is expected to be made by the Company in compliance with the ASX listing rules, and at which time the Company expects to recommence trading on both the ASX and NASDAQ.

About BREVAGen™

The BREVAGen™ breast cancer risk stratification test is a novel genetic test panel that examines a patient’s DNA to detect the absence or presence of certain common genetic variations (SNPs) associated with an increased risk for developing breast cancer. The test is designed to help physicians assess aggregate breast cancer risk from these genetic markers, plus factors from a standard clinical assessment based on a patient’s family and personal history, thus giving a clearer picture of an individual woman’s risk of developing breast cancer. The BREVAGen™ test may be especially useful for women at intermediate risk of developing breast cancer, including those who have undergone breast biopsies, as the test will provide information that can help physicians recommend alternative courses of action, such as more vigilant, targeted surveillance or preventive therapy, on a personalized patient-by-patient basis.

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognizing important new applications for “non-coding” DNA (Deoxyribonucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all species.  Its business strategy is the global commercialization of its patents through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics portfolio.  Genetic Technologies is an ASX and NASDAQ listed company with operations in the USA and Australia. For more information, please visit www.gtglabs.com.

Safe Harbor Statement (US)

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the United States Private Securities Litigation Reform Act The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees and  of 1995. Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results. Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Paul D.R. MacLeman	Rudi Michelson (Australia)	Seth Lewis (USA)
Chief Executive Officer	Monsoon Communications	Trout Group Inc.
Genetic Technologies Limited	Phone: +61 3 9620 3333	Phone: +1 646 378 2952
Phone: +61 3 8412 7000

Genetic Technologies Limited ABN 17 009 212 328 • Website: www.gtglabs.com • Email: info@gtglabs.com

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040